UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fluent, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

34380C 201

(CUSIP Number)

Daniel J. Barsky, Esq.

General Counsel and Corporate Secretary

Fluent, Inc.

300 Vesey Street, 9th Floor

New York, NY 10282

Telephone: (646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C 201	Page 2 of 5

1	NAME OF REPORTING PERSONS Ryan Schulke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,434,090(1)(2)(3)

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 3,100,756 (1)(2)

	10	SHARED DISPOSITIVE POWER 333,334(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,434,090(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.14% based on 16,246,167 shares of the Issuer’s common stock outstanding as of July 9, 2024(2)
14	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person’s shares include (i) 2,827,831 shares held directly, (ii) 103,027 shares held by The Schulke Inn Family Foundation Trust, in which the Reporting Person serves as Co-Trustee, (iii) 20,208 shares held by The Ryan Schulke 2020 GRAT, in which the Reporting Person serves as Trustee, and (iv) 149,690 shares held by The Ryan Schulke 2022 GRAT, in which the Reporting Person serves as Trustee. Does not include (a) 91,667 restricted stock units (“RSUs”) that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.

(2)

The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma Investments Trust (“Frost Gamma”) by virtue of a Stockholders’ Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person’s nominees for the Issuer’s board of directors. This foregoing does not reflect the Reporting Person’s ownership interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 7,172,588 shares, or 44.15% of the Issuer’s outstanding common shares.

(3)	Represents 333,334 shares held by RSMC Partners, LLC, of which the Reporting Person is a member.

This Amendment No. 5 further amends the Schedule 13D first filed with the Securities and Exchange Commission on March 1, 2016, as amended (as so amended, the “Schedule 13D”), and is filed by Ryan Schulke with respect to the common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

All shares of common stock issued upon exercise of the Pre-Funded Warrants (as defined herein) were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

On May 13, 2024, certain accredited investors, including the Reporting Person, entered into Securities Purchase Agreements (the “Purchase Agreements”) with the Issuer. Pursuant to the Purchase Agreement, the Reporting Person received pre-funded warrants (the "Pre-Funded Warrants") to purchase 1,743,499 shares of the Issuer’s common stock at a purchase price of $3.384 per Pre-Funded Warrant for an aggregate consideration of $5,900,000 (the “Private Placement”). The Pre-Funded Warrants had an exercise price of $0.0005  per share of common stock, and became immediately exercisable after stockholder approval of the Private Placement which was obtained on July 2, 2024, and terminated as a result of being exercised in full on July 9, 2024. In connection with the Private Placement, the Reporting Person entered into a Support Agreement with the Issuer pursuant to which the Reporting Person agreed to vote shares of the Issuer’s common stock beneficially owned by him in favor of certain actions subject to Stockholder Approval (as defined in the Purchase Agreements) at any meeting of stockholders of the Issuer and to vote against or decline to consent to any proposal or any other corporate action or agreement that would result in a breach by the Issuer of the Purchase Agreements or impede, delay or otherwise adversely affect the consummation of the transactions contemplated by the Purchase Agreements or any similar agreements entered into by the Issuer and the stockholders a party thereto in connection with the consummation of the transactions contemplated by the Purchase Agreements.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 3,434,090 shares of common stock of the Issuer, representing 21.14% of the Issuer’s common stock based on 16,246,167 shares of the Issuer’s common stock outstanding as of July 9, 2024. The foregoing excludes (a) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery. The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma by virtue of a Stockholders’ Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person’s nominees for the Issuer’s board of directors. This foregoing does not reflect the Reporting Person’s ownership interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 7,172,588 shares, or 44.15% of the Issuer’s outstanding common shares.

(b) The Reporting Person is deemed to have sole power to vote or direct the vote of 3,434,090 shares of the Issuer’s common stock, sole power to dispose or to direct the disposition of 3,100,756 shares of the Issuer’s common stock, shared power vote or direct the vote of 0 shares of the Issuer’s common stock and shared power to dispose or to direct the disposition of 333,334 shares of the Issuer’s common stock.

(c) Other than (i) the acquisition by the Reporting Person of the Pre-Funded Warrants to purchase shares of the Issuer’s common stock, (ii) 1,743,499 shares of common stock issued upon exercise of the Pre-Funded Warrants and (iii) 3,000 shares of common stock purchased in the open market, the Reporting Person did not effect any transactions in the common stock of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024	By:	/s/ Ryan Schulke
Ryan Schulke